EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Release 25 April,2002, at noon

UPM-Kymmene Interim Review 1 January - 31 March 2002

Earnings per share, excluding capital gains/losses, were E 0.60. (0.69 for the final quarter of 2001). Profit before extraordinary items and capital gains/losses was E 217 million (10-12/2001: 255 million). Cash flow remained strong. Turnover was E 2,566 million (10-12/2001: 2,558 million). Capacity continued to be under-utilized at 85%.

Earnings

First quarter of 2002 compared with the previous quarter

Turnover for the first quarter was E 2,566 million, roughly the same as in the last quarter of 2001 (E 2,558 million). Operating profit was E 274 million (546 million). The figure for the previous quarter includes capital gains/losses of E 214 million from asset sales, as against net capital losses, mainly write-downs, of E 10 million for the review period. Excluding capital gains/losses, operating profit was down 14% at E 284 million (332 million). Profitability was reduced by falls in prices for the main products at the turn of the year. Excluding capital gains/losses, operating profit was 11.1% of turnover (13.0).

Profit before extraordinary items and capital gains/losses was E 217 million (255 million), and E 207 million including capital gains/losses (469 million). Net financial expenses were E 67 million (77 million), including dividend income of E 17 million (1 million).

Excluding capital gains/losses, earnings per share were E 0.60 (0.69), return on equity was 9.2% (10.9) and return on capital employed 9.3% (11.6).

First quarter of 2002 compared with the same period last year

Turnover was 3% up on the same quarter last year due to acquisitions. However, excluding capital gains/losses, the operating profit of E 284 million was lower than during the first quarter last year (E 400 million), when product prices and delivery volumes were higher. Operating profit in relation to turnover was 5.0 percentage points lower than last year's 16.1%.

Financial expenses rose to E 67 million (49 million) due to the increase in borrowing to finance acquisitions. Interest rates were lower than last year.

Earnings per share excluding capital gains/losses fell from E 1.10 to E 0.60.

Production and deliveries

Paper production was 2,406,000 tonnes, 10.6% higher than for this period last year (1-3/2001: 2,176,000 tonnes). The increase is due to the inclusion of Haindl's mills from the beginning of

UPM-Kymmene Corporation Stock Exchange Release 25 April, 2002, at noon

UPM-Kymmene Interim Review 1 January - 31 March 2002

Earnings per share, excluding capital gains/losses, were E 0.60. (0.69 for the final quarter of 2001). Profit before extraordinary items and capital gains/losses was E 217 million (10-12/2001: 255 million). Cash flow remained strong. Turnover was E 2,566 million (10-12/2001: 2,558 million). Capacity continued to be under-utilized at 85%.

Earnings

First quarter of 2002 compared with the previous quarter

Turnover for the first quarter was E 2,566 million, roughly the same as in the last quarter of 2001 (E 2,558 million). Operating profit was E 274 million (546 million). The figure for the previous quarter includes capital gains/losses of E 214 million from asset sales, as against net capital losses, mainly write-downs, of E 10 million for the review period. Excluding capital gains/losses, operating profit was down 14% at E 284 million (332 million). Profitability was reduced by falls in prices for the main products at the turn of the year. Excluding capital gains/losses, operating profit was 11.1% of turnover (13.0).

Profit before extraordinary items and capital gains/losses was E 217 million (255 million), and E 207 million including capital gains/losses (469 million). Net financial expenses were E 67 million (77 million), including dividend income of E 17 million (1 million).

Excluding capital gains/losses, earnings per share were E 0.60 (0.69), return on equity was 9.2% (10.9) and return on capital employed 9.3% (11.6).

First quarter of 2002 compared with the same period last year

Turnover was 3% up on the same quarter last year due to acquisitions. However, excluding capital gains/losses, the operating profit of E 284 million was lower than during the first quarter last year (E 400 million), when product prices and delivery volumes were higher. Operating profit in relation to turnover was 5.0 percentage points lower than last year's 16.1%.

Financial expenses rose to E 67 million (49 million) due to the increase in borrowing to finance acquisitions. Interest rates were lower than last year.

Earnings per share excluding capital gains/losses fell from E 1.10 to E 0.60.

Production and deliveries

Paper production was 2,406,000 tonnes, 10.6% higher than for this period last year (1-3/2001: 2,176,000 tonnes). The increase is due to the inclusion of Haindl's mills from the beginning of

December 2001. Capacity continued to be under-utilized, the average utilization rate being 85% (93).

Printing paper deliveries for the review period were 2,133,000 tonnes (1-3/2001: 1,784,000 tonnes).

Personnel

The UPM-Kymmene Group had an average of 36,198 employees during the first quarter (1-3/2001: 32,898). The number at the end of the period was 36,214 (31.3.2001: 33,378). The increase is due to company acquisitions.

Capital expenditure and restructuring

Gross capital expenditure excluding acquisitions was E 126 million (1-3/2001: 244 million). Acquisitions and share purchases were E 5 million (149 million).

The most significant investment during the review period was the second stage of the expansion of Steyrermühl's deinking plant at a total cost of E 56 million. The new deinking capacity came on stream in April. In January it was decided to invest E 127 million in a new deinking plant for Shotton newsprint mill. The new plant, which will allow Shotton's newsprint to be produced from 100% recycled fibre, will start up in autumn 2003.

Financing

At the end of the period the Group's equity to assets ratio was 40.5% (31.3.2001: 42.2) and the gearing ratio 91% (78).

Net interest-bearing liabilities were E 5,935 million (31.3.2001: 4,414 million). The increase is due to the purchase of Haindl. The average rate of interest on the Group's loans was 3.8% (1-3/2001: 5.7). The cash flow from operations, before capital expenditure and financing, was E 287 million (1-3/2001: 265 million).

Since the end of the review period, UPM-Kymmene and Asia Pacific Resources International Holdings Ltd (APRIL) have agreed on new conditions and an extension of the repayment period for the USD 121 million loan made by UPM-Kymmene to APRIL on 19 April 1999. The loan is being repaid in regular instalments, the first of which have already been paid. The final maturity date is 31 December 2006. The collateral for the loan remains shares in the pulp mill operated by APRIL's subsidiary P.T. Riau Andalan Pulp and Paper.

Shares

UPM-Kymmene shares worth E 3,203 million (1-3/2001: 1,596 million) were traded on the Helsinki Exchanges during the first quarter of 2002. The highest quotation was E 44.50 in March and the lowest E 36.00 in January. On the New York Stock Exchange, UPM-Kymmene shares were traded to a total value of USD 30 million (26 million).

During the review period a total of 59,046 shares were subscribed under the E 161 million (FIM 960 million) convertible bond issue of 1994. The total number of shares in issue at the end of March was 258,776,871.

The company's Annual General Meeting held on 19 March 2002 decided to declare void 1,175,398 own shares bought back in 2001. The cost of these shares was E 38 million. The consequent lowering of the share capital was entered in the Trade Register on 27 March 2002. The Annual General Meeting approved a new programme to buy back a maximum of 12.3 million of the company's own shares. No shares had been purchased under this authorization by 25 April 2002.

The Annual General Meeting also approved a share option programme aimed at key personnel. The number of options to be offered is 7.6 million, each option entitling the holder to subscribe one UPM-Kymmene share. The subscription period for 3.8 million options (marked 2002D) is 1 April 2004 to 30 April 2007 and for the other 3.8 million (marked 2002E) 1 April 2005 to 30 April 2008.

The subscription price for shares purchased through 2002D options is the trade volume weighted average price quoted for UPM-Kymmene shares on the Helsinki Exchanges between 15 April and 15 May 2002 plus 10%. For 2002E options, the subscription price is the trade volume weighted average price quoted for UPM-Kymmene shares on the Helsinki Exchanges between 15 April and 15 May 2003 plus 10%. Subscription prices for shares subscribed through 2002D and 2002E options will be reduced, on the respective record dates for dividend payment, by the amount of dividend declared after the period for determining the subscription price has expired and before the shares are subscribed.

The Annual General Meeting approved the Board of Directors' proposal to declare void all 2,000,000 C option warrants issued in 1998.

With the exception of the above share options, the Board of Directors has no current authorization to change the company's share capital or to issue convertible bonds or bonds with equity warrants.

Share subscriptions under convertible bonds and share options offered to management could raise the number of shares to a maximum of 273,557,711.

During the review period, UPM-Kymmene Corporation received notification that, on 31 January 2002, the holdings of investment funds belonging to the Franklin Resources group had fallen to 4.97% of the company's share capital. Including the authorization to use voting rights with a share of 0.85%, the total proportion of voting rights administered by the Franklin Resources group was 5.82%.

On 14 March 2002, notification was received that the holdings of investment funds belonging to The Capital Group Companies, Inc. had increased to 13.31% of the company's share capital and that the total proportion of voting rights administered by The Capital Group Companies, Inc. was 10.11%.

Dividend

The Annual General Meeting of 19 March 2002 approved the Board of Directors' proposal for a dividend of E 1.50 per share. The dividend was paid on 3 April 2002. The E 388 million paid out as dividend is entered under non-interest-bearing current liabilities at the end of March.

Board of Directors

The Annual General Meeting elected Berndt Brunow, chairman of the board of Sanitec Corporation, and Fritz Holzhey, a former director of Haindl, as new members of the Board of Directors. The other members of the board were re-elected.

At its first meeting, the board re-elected Vesa Vainio as its chairman and Gustaf Serlachius and Carl H. Amon III as its vice chairmen.

Litigation

In March 1999, the European Commission presented UPM-Kymmene with a Statement of Objection alleging participation by the company's predecessors in a price cartel concerning newsprint during the period 1989-1995. The company's response to the allegation is being considered by the Commission. No provision has been made in this respect.

The company has no other significant matters of litigation.

Market outlook

The US economy showed signs of strengthening during the review period. Confidence that economic activity is picking up has also grown in Europe. At the end of the period demand for paper was beginning to show signs of strengthening, as is usual at this time of the year. Capacity utilization rates are expected to rise slightly during the second quarter.

Prices for magazine paper and newsprint fell at the turn of the year in Western Europe, and no significant changes in these prices are anticipated in the near future. Prices for uncoated fine paper and speciality papers are expected to strengthen slightly.

Deliveries and sales prices for the Group's Converting Industry are forecast to remain at present levels. Sawn timber prices now seem to have bottomed out. The markets for sawn timber and plywood are likely to remain unchanged.

Divisional reviews

Magazine Papers

	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01

Turnover, E million	837	942	853	891	862
Operating profit, E million 1)	93	136	148	147	167
% of turnover	11.1	14.4	17.4	16.5	19.4
Operating profit excl. amortization of goodwill, E million	107	144	154	153	173
% of turnover	12.8	15.3	18.1	17.2	20.1
Deliveries, 1000 t	1,021	1,098	964	966	936
Capacity utilization rate, %	81	81	84	82	93

1) Final quarter of 2001 includes non-recurring charges of E 20 million.

The division's turnover was 11% down on the previous quarter.

Deliveries were 6% lower than for the three months to December 2001. The capacity utilization rate for the review period was 81%.

Operating profit, excluding non-recurring charges, was 40% lower than in the previous quarter, due to lower sales prices. Compared with the same period last year, the magazine papers business was considerably less profitable as a result of lower sales prices and capacity utilization rates.

Demand for coated magazine paper in Western Europe was 7% weaker than last year and for uncoated 1% weaker. In the United States, demand for magazine papers was unchanged.

Depending on paper grade, sales prices were between 4 and 8% lower than during the previous quarter. Compared with the first quarter of 2001, sales prices for coated magazine papers were on average nearly 7% lower and for uncoated almost 5% lower in Western Europe; in the United States, prices were down correspondingly by about 20% and 10%.

Newsprint

	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01
Turnover, E million	340	285	246	268	259
Operating profit, E million 1)	31	44	55	60	52
% of turnover	9.1	15.4	22.4	22.4	20.1
Operating profit excl. amortization of goodwill, E million	42	47	55	60	52
% of turnover	12.4	16.5	22.4	22.4	20.1
Deliveries, 1000 t	577	450	389	436	392
Capacity utilization rate, %	83	77	92	98	98

1) First quarter of 2002 includes non-recurring charges of E 8 million.

The division's first-quarter turnover was 19% higher than during the three months October to December 2001 due to the inclusion of Haindl's newsprint mills. Deliveries were 28% up on the previous quarter. The capacity utilization rate for the review period was low, at 83%.

Excluding non-recurring charges, operating profit was 11% down on the previous quarter, largely due to a fall in sales prices early in the year. In Western Europe, new prices have to a large extent been agreed on for the whole of the year. Measured in terms of operating profit, profitability was significantly weaker than for the same period a year ago.

Compared with the first quarter last year, demand for newsprint was slacker by 11% in Western Europe and by 10% in the United States.

Sales prices for the division's products were about 10% lower in Western Europe compared both with the previous quarter and with the same quarter last year.

Fine and Speciality Papers

	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01
Turnover, E million	602	578	562	590	632
Operating profit, E million	94	88	76	76	96
% of turnover	15.6	15.2	13.5	12.9	15.2
Operating profit excl. amortization of goodwill, E million	96	89	77	77	98
% of turnover	15.9	15.4	13.7	13.1	15.5
Deliveries, fine paper, 1000 t	535	468	414	445	456
Capacity utilization rate, fine paper, %	91	91	86	83	89

Turnover was 4% up on the previous quarter due to the improved market. Fine paper deliveries were 14% higher than during the previous quarter and the capacity utilization rate was 91%. Production capacity for speciality papers was almost fully utilized.

Operating profit for the division showed a 7% improvement on the previous quarter due to the greater volume of deliveries and to the lower cost of market pulp. Operating profit was about the same as for the first quarter last year. The order backlog in Western Europe, particularly for uncoated fine papers, has been good so far this year. The mill in China has operated at almost full capacity.

In Western Europe, demand for uncoated fine paper was 1% weaker than for the same period in 2001, while demand for coated fine paper strengthened by 3%.

In comparison with the previous quarter, both coated and uncoated fine papers have kept their prices fairly well during the review period. In China, prices rose during the period. In Western Europe, prices for uncoated fine papers were on average 2% lower than a year ago and for coated fine papers 6% lower.

Turning to speciality papers, both demand and deliveries were stronger than during the previous quarter. Demand for envelope papers was good, while that for label and packaging papers strengthened during the period.

Converting Industry

	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01
Turnover, E million	393	371	367	383	359
Operating profit, E million 1)	23	2	7	18	19
% of turnover	5.9	0.5	1.9	4.7	5.3
Operating profit excl. amortization of goodwill, E million	24	3	8	20	20
% of turnover	6.1	0.8	2.2	5.2	5.6

1) Final quarter of 2001 includes non-recurring charges of E 11 million.

First-quarter turnover was 6% higher than during the previous quarter. Profitability was better compared both with the previous quarter and with the same period last year.

Sales of self-adhesive labelstock developed well, particularly in North America, despite the weak market. The market for siliconized papers was unsatisfactory but showed signs of improving towards the end of the review period. The market for industrial wrappings and composite materials showed steady growth. The market for vacuum and modified atmosphere plastic films was satisfactory.

Wood Products Industry

	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01
Turnover, E million	347	345	342	396	380
Operating profit, E million	8	-1	-3	15	16
% of turnover	2.3	-0.3	-0.9	3.8	4.2
Production, sawn timber, 1000 m3	499	503	383	595	554
Production, plywood, 1000 m3	221	200	168	207	211

Turnover was about the same as for the previous quarter. Profitability was better than for the final quarter last year but weaker than for the first quarter.

Demand for sawn timber was sluggish during the period, but prices are no longer falling. Demand on the plywood market has also been rather weak. The building supplies business progressed steadily.

Other operations

E million	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01
Turnover	148	144	83	130	132
Operating profit, total	35	63	26	37	50
of which					
- Forestry department, Finland	9	15	13	8	9
- Energy department, Finland	15	26	16	27	30
- Share of results of associated companies	18	3	14	18	47

- Other	-7	19	-17	-16	-36

Trading in wood raw material in Finland continued to be slow during the review period. Wood prices at the mills were little changed on the previous quarter, but around 5% lower than during the first quarter of last year. Wood purchases from private forests were 8% down on the previous quarter and about one fifth down on this period last year.

Electricity consumption by the UPM-Kymmene Group in Finland was about the same as in the previous quarter but roughly 10% down on the first quarter last year due to lower capacity utilization rates at the mills. Lower electricity sales to outside consumers and the fall in the market price of electricity meant that the energy department was less profitable compared with both the previous quarter and the first quarter last year.

The financial result returned by the associated company Metsä-Botnia was better than for the previous quarter but well down on this period last year. The average price of long-fibre market pulp fell from USD 465/tonne in the last quarter of 2001 to USD 450 during the review period. The price during the first quarter of 2001 was USD 670/tonne. Pulp producers have announced price rises for May. Stocks held by both producers and buyers had fallen to almost average levels by the end of the review period.

Helsinki, 25 April 2002
Board of Directors

This Interim Review is unaudited.

Earnings

e million	1-3/02	1-3/01	Change	Change %	1-12/01
Turnover	2,566	2,488	78	3%	9,918
Other operating income	6	6	-		315
Costs and expenses	-2,078	-1,963	-115		-7,958
Share of results of associated companies	18	47	-29		83
Depreciation and value adjustments	-238	-178	-60		-744
Operating profit	274	400	-126	-32%	1,614
% of turnover	10.7	16.1	-5.4		16.3
% of turnover, excluding capital gains/losses	11.1	16.1	-5.0		14.1
Financial income and expenses	-67	-49	-18		-281
Profit before extraordinary items	207	351	-144	-41%	1,333
% of turnover	8.1	14.1			
Extraordinary items	-	-	-		-
Profit after extraordinary items	207	351	-144	-41%	1,333
Income taxes	-60	-77	17		-378
Minority interest	1	-	1		-
Profit for the period	148	274	-126	-46%	955

Earnings per share, E	0.57	1.10	-0.53	-48%	3.85
Earnings per share, excluding capital gains/losses, E	0.60	1.10	-0.50	-45%	3.22

Balance sheet

e million	31.3.02	31.3.01	Change	Change%	31.12.01
Intangible assets	347	177	170		339
Goodwill on consolidation	2,057	588	1,469		2,086
Tangible assets	8,876	7,767	1,109		8,934
Investments held as non-current assets	1,549	1,603	-54		1,477
Own shares	-	8	-8		38
Non-current assets, total	12,829	10,143	2,686	26%	12,874
Stocks	1,421	1,355	66		1,289
Receivables	1,718	1,720	-2		1,845
Cash in hand and at bank	250	300	-50		423
Total assets	16,218	13,518	2,700	20%	16,431
Shareholders' equity	6,530	5,679	851		6,810
Minority interest	27	20	7		28
Provisions	426	146	280		413
Deferred tax liability	660	725	-65		666
Non-current liabilities	5,321	4,156	1,165		4,913
Current liabilities	3,254	2,792	462		3,601
Total equity and liabilities	16,218	13,518	2,700	20%	6,431

Cash flow

e million	1-3/2002	1-3/2001	Change	1-12/01
Operating profit	274	400	-126	1,614
Depreciation and other adjustments	224	134	90	397
Change in working capital	-110	-235	125	96
Financial income and expenses and income taxes paid	-101	-34	-67	-462
Cash from operating activities	287	265	22	1,645
Acquisitions and share purchases	-9	-126	117	-2,367
Other investments and purchases of tangible and intangible assets	-126	-255	129	-849
Asset sales and decrease in non-current receivables	20	21	-1	362
Cash provided by (used in) investing activities	-115	-360	245	-2,854
Cash flow before financing activities	172	-95	267	-1,209

Dividends paid	-	-	-	-371
Share issue	-	-	-	419
Purchases of own shares	-	-115	115	-152
Change in loans and other financial items	-344	280	-624	1,503
Cash provided by (used in) financing activities	-344	165	-509	1,399
Change in cash and cash equivalents	-172	70	-242	190

Key figures 1)

	1-3/2002	1-3/2001	Change	1-12/01
Earnings per share, E	0.57	1.10	-0.53	3.85
Diluted earnings per share, E	0.57	1.09	-0.52	3.81
Return on equity, %	8.8	18.9	-10.1	15.5
Return on capital employed, %	9.0	16.2	-7.2	15.6
Cash flow from operations per share, E	1.11	1.07	0.04	6.64
Equity to assets ratio at end of period, %	40.5	42.2	-1.7	41.5
Gearing ratio at end of period, %	91	78	13	89
Equity per share at end of period, E	25.23	22.97	2.26	26.18
Net interest-bearing liabilities, E million	5,935	4,414	1,521	6,041
Gross capital expenditure, incl. acquisitions, E million	131	393	-262	3,850
% of turnover	5.1	15.8	-10.7	38.8
Gross capital expenditure, excl. acquisitions, E million	126	244	-118	827
% of turnover	4.9	9.8	-4.9	8.3
Personnel at end of period	36,214	33,378	2,836	36,298
No. of shares, average (1000)	258,721	248,464	10,257	247,892
No. of shares at end of period (1000)	258,777	246,894	11,883	258,718

1) For purposes of calculating key figures, own shares have been eliminated from shareholders' equity and the numbers of shares.

Contingent liabilities

e million	31.3.2002	31.3.2001	Change	31.12.01
On own behalf 1)	441	938	-497	493
On behalf of associated companies	47	71	-24	72
On behalf of others	12	7	5	10
Pension liabilities	3	3	-	3
Leasing commitments	75	71	4	82
1) Includes securities for Miramichi's bond loans	154	406	-252	193

Values of derivative agreements

e million	Market value 31.3.02	31.3.01	31.12.01	Nominal value 31.3.02	31.3.01	31.12.01
Currency derivatives						
Forward contracts	-11	19	-18	3,025	2,541	2,296
Options, bought	-	1	-	-	42	-
Options, written	-	-	-	-	95	-
Swaps	11	19	-35	276	312	297
Interest rate derivatives						
Forward contracts	5	-7	-8	6,222	6,407	8,715
Options, bought	-	-	-	-	-	-
Options, written	-	-	-	-	-	-
Swaps	13	34	46	3,374	2,393	2,430
Other derivatives						
Forward contracts	-	-5	-1	19	78	45

Quarterly figures

e million	1-3/ 02	10-12/ 01	7-9/ 01	4-6/ 01	1-3/ 01	1-12/ 01
Turnover						
Paper Industry						
Magazine Papers	837	942	853	891	862	3,548
Newsprint	340	285	246	268	259	1,058
Fine and Speciality Papers	602	578	562	590	632	2,362
Converting Industry	393	371	367	383	359	1,480
Wood Products Industry	347	345	342	396	380	1,463
Other operations	148	144	83	130	132	489
Internal sales	-101	-107	-117	-122	-136	-482
Turnover, total	2,566	2,558	2,336	2,536	2,488	9,918
Operating profit 1)						
Paper Industry						
Magazine Papers	93	136	148	147	167	598
Newsprint	31	44	55	60	52	211
Fine and Speciality Papers	94	88	76	76	96	336
Converting Industry	23	2	7	18	19	46
Wood Products Industry	8	-1	-3	15	16	27
Other operations 2)	35	63	26	37	50	176
Total, excluding capital gains/losses	284	332	309	353	400	1,394
% of turnover	11.1	13.0	13.2	13.9	16.1	14.1
Capital gains/losses	-10	214	4	2	-	220
Operating profit, total	274	546	313	355	400	1,614
% of turnover	10.7	21.3	13.4	14.0	16.1	16.3
Dividend income	17	1	-	11	21	33
Exchange differences	-	-2	-7	6	-2	-5
Other financial income and expenses	-84	-76	-71	-94	-68	-309
Profit before extraordinary items	207	469	235	278	351	1,333

Extraordinary items	-	-	-	-	-	-
Profit after extraordinary items	207	469	235	278	351	1,333
Income taxes	-60	-144	-78	-79	-77	-378
Minority interest	1	-	-	-	-	-
Profit for the period	148	325	157	199	274	955
Earnings per share, E	0.57	1.30	0.64	0.81	1.10	3.85
Earnings per share excluding capital gains/losses, E	0.60	0.69	0.62	0.81	1.10	3.22
Return on equity excluding capital gains/losses, %	9.2	10.9	10.4	13.7	18.9	12.9
Return on capital employed excluding capital gains/losses, %	9.3	11.6	11.4	14.0	16.2	13.5
Operating cash flow per share, E	1.11	2.64	1.62	1.31	1.07	6.64

1) First quarter of 2002 includes non-recurring charges of E 8 million for Newsprint, and fourth quarter of 2001 E 20 million for Magazine Papers and E 11 million for Converting Industry.

2) Includes the Group's share of the results of associated companies	18	3	14	18	47	82

Deliveries and production

	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-12/01
Deliveries						
Magazine papers (1000 t)	1,021	1,098	964	966	936	3,964
Newsprint (1000 t)	577	450	389	436	392	1,667
Fine papers (1000 t)	535	468	414	445	456	1,783
Production						
Paper (1000 t)	2,406	2,085	2,047	1,990	2,176	8,298
Sawn timber (1000 m3)	531	503	383	595	554	2,035
Plywood (1000 m3)	221	200	168	207	211	786
Chemical pulp (1000 t)	522	490	503	490	555	2,038

Key exchange rates for the euro at end of period

	31.3.02	31.12.01	30.9.01	30.6.01	31.3.01
USD	0.8724	0.8813	0.9131	0.8480	0.8832
CAD	1.3923	1.4077	1.4418	1.2927	1.3904
JPY	115.15	115.33	109.02	105.37	110.74
GBP	0.6130	0.6085	0.6220	0.6031	0.6192
SEK	9.0304	9.3012	9.7321	9.2125	9.1570

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
The Helsinki Stock Exchange
The New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations